Filed Pursuant To Rule 433

Registration No. 333-217785

November 28, 2017

SPOIL BLOG The Role of Gold in Today’s Multi-Asset Portfolio George Milling-Stanley (Guest Author) Head of Gold Strategy, State Street Global Advisors This post was written with contributions from the Gold Strategy Team—Diego Andrade, Robin Tsul and Howard Wen. Traditionally, investors have used gold tactically with an aim to help preserve wealth in volatile markets or in times of elevated inflation or persistent US dollar weakness. But if we re-evaluate the role of gold through a different lens, we see it can potentially be a valuable strategic asset in all markets. When building a multi-asset portfolio, investors should consider the potential or forecasted risk-return profile of a particular asset class or market segment, as well as how it will behave relative to other investments. Though asset classes with high forecasted risk-adjusted returns are obviously preferred, investors should also consider looking for asset classes that move differently relative to one another. With these factors in mind, let’s look at four potential benefits of strategically allocating to gold in a multi-asset portfolio:    Increased portfolio diversification    Protection in a downturn    Preserved purchasing power    Enhanced risk-adjusted returns 1. Increased portfolio diversification To help control risk, investors diversify their portfolios by holding a wide array of assets that perform differently from one another under various market conditions. A low correlation among the asset classes would lower portfolio volatility and therefore, all else being equal, increase portfolio diversification and enhance the overall risk-adjusted return of the portfolio.

As shown below, the very low or negative historical correlations of gold to major equity markets highlight the potential diversification benefits of adding gold to a multi-asset portfolio.

Gold's Low or Negative Correlation with Major Equity Markets Since 2000


1.0
0.8
0.6
0.4
0.2
0
-0.2
CORRELATION
-0.08
0.12
0.0
-0.09
0.2
0.3
JAPANESE
GLOBAL
US
EUROPEAN
APAC EX-JAPAN
LATIN AMERICA

Source: Bloomberg Finance L.P., State Street Global Advisors, 1/1/2000-9/30/2017

Correlations are calculated from monthly returns in USD. Asset classes are represented by the following indices—Japanese: MSCI Japan Index; MSCI AC World Daily TR Index; US: S&P 500® Index; European: MSCI Europe Index; APAC ex Japan: MSCI ASIA PAC Ex Japan Index; Latin America: MSCI Emerging Markets Latin America Index; Gold: LBMA Gold Price PM.

2. Protection in a downturn

Gold has historically been used to provide potential tail risk mitigation during times of market stress, as it has tended to rise during stock market pullbacks. As shown below, gold delivered competitive returns and outperformed other asset classes during the 2007-2009 Global Financial Crisis. Many asset classes fell in tandem, but gold's performance was positive. In addition, gold has delivered competitive returns and outperformed other asset classes during a number of other similar Black Swan events.

Total Return of Asset classes are represented by the following indices—Gold: GOLDLNPM Index; Agg: Bloomberg Barclays US Aggregate Index; Global Macro: Credit Suisse Global Macro Index; Liquid Alternative Beta: Credit Suisse Liquid Alternative Beta Index; Master Hedge Fund: Credit Suisse Master Hedge Fund Index; Long Short Equity: Credit Suisse Long Short Equity Index; Broad Commodities: Bloomberg Commodity Index; US Large Cap: S&P 500 Index; Global Equities: MSCI World Index; Emerging Equities: MSCI Emerging Markets Index. 3. Preserve purchasing power Gold has been a long-favored inflation hedge—and for good reason. Gold has exhibited historical effectiveness in preserving purchasing power in various inflationary environments. -20 -42 C a, C, C, C, Total Return of Asset Classes During the Financial Crisis 21 20%—10%- 6 0% ——-———- -10% -20% I w -22 = -30% -40% -50% -60% -70% Source: Bloomberg Finance L.P., 101112007-313112009. Past performance is not a guarantee of future results. Performance above does not reflect charges and expenses associated with the fund or brokerage commissions associated with buying and selling exchange traded funds. Performance above is not meant to represent the performance of any investment product. -53 -55 8 -63 5 0 0 0 inflationary environments. AGG GLOBAL MACRO LIQUID ALTERNATIVE BETA MASTER HEDGE FUND LONG SHORT EQUITY BROAD COMMODITIES US LARGE CAP GLOBAL EQUIITES EMERGING EQUITIES

Gold Returns in Different Inflation Scenarios 16% 14% 12% 10% 8% 6% 4% 2% 0% LOW INFLATION (<2%) 15.2 HIGH INFLATION (>6%) Source: Bloomberg Finance L.P., State Street Global Advisors, data from 113111 970-913012017. Past performance is not a guarantee of future results. Performance above does not reflect charges and expenses associated with the fund or brokerage commissions associated with buying and selling exchange traded funds. Performance above is not meant to represent the performance of any investment product. Computed using average monthly gold returns and US CPI Figures from 113111970 to 913012017. 4. Enhanced returns In addition to diversification and downside protection, a strategic allocation to gold can also potentially enhance long-term portfolio returns. Take a look at the chart below and gold’s performance over the longer time horizons: 2 0 6.7 1.4 MODERATE INFLATION (2%.6%)

Annualized Performance of Gold vs. Major Asset Classes 16% 14% 12% 10% 8% no 0% -2% -4% -6% -8%    LBMA Gold Price PM    S&P 500 Index Bloomberg Barclays US Agg Bond Index    MSCI World Ex-US Index Source: Bloomberg Finance, L.P., State Street Global Advisors, as of 913012017 How much should you allocate to gold? We recently researched1 the impacts of allocations between 2 and 10% to the SPDR Gold Shares (GLD®) ETF in a hypothetical multi-asset portfolio between January 1, 2005 and September 30, 2017. We found a 10% strategic allocation to GLD would have improved the portfolio’s cumulative risk-adjusted returns and lowered its maximum drawdown, as compared to a portfolio without any gold-backed investments. As the size and number of investable asset classes continue to grow, we believe savvy investors should position gold in a more permanent, strategic role within their multi-asset portfolios. 1Frederic Dodard and Abigail Greenway, A Case for Global Diversification: Harnessing the Global Multi- Asset Market Portfolio, IQ Insights, State Street Global Advisors ISG EMEA, as of 9/30/201 7—Updated by George Milling-Stanley, Head of Gold Strategy, SPDR ETFs, Robin Tsul, APAC Gold Strategist, SPDR ETFs, Howard Wen, Senior Gold Strategist, SPDR ETFs and Diego Andrade, Gold Strategist, SPDR ETFs through 9/30/2017 Definitions Black Swan An event that is beyond what is normally in the realm of what is expected and is thus very difficult to 9.6 10.0 8.4 14.2 5.6 12 15.YEAR RETURNS 1O.YEAR RETURNS 5-YEAR RETURNS foresee. The term was made popular by Nassim Nicholas Taleb, a finance professor and trader who has authored a number of books on uncertainty, including “The Black Swan,” a discussion on the impact of random events. Bloomberg Barclays US Aggregate Bond Index A benchmark that provides a measure of the performance of the US dollar denominated investment grade bond market. The “Agg” includes investment-grade government bonds, investment-grade corporate bonds, mortgage pass through securities, commercial mortgage backed securities and asset backed securities that are publicly for sale in the US. Bloomberg Commodity Index A broadly diversified commodity price index distributed by Bloomberg Indexes that tracks 22 commodity futures and seven sectors. No one commodity can compose less than 2% or more than 15% of the index, and no sector can represent more than 33% of the index. Credit Suisse Global Macro Index A subset of the Credit Suisse Hedge Fund Index that measures the aggregate performance of dedicated short bias funds. Global macro funds typically focus on identifying extreme price valuations and leverage is often applied on the anticipated price movements in equity, currency, interest rate and commodity markets. Credit Suisse Liquid Alternative Beta Index Using only liquid securities, the index seeks to replicate the return of the overall hedge fund industry, as represented by the Credit Suisse Hedge Fund Index. The index reflects the combined returns of the individual Liquid Alternative Beta strategy indices—Long/Short, Event Driven, Global Strategies, Merger Arbitrage and Managed Futures—weighted according to their respective strategy weights in the Credit Suisse Hedge Fund Index. Credit Suisse Long Short Equity Index A subset of the Credit Suisse Hedge Fund Index that measures the aggregate performance of dedicated short bias funds. Long/short equity funds typically invest in both long and short sides of equity markets, generally focusing on diversifying or hedging across particular sectors, regions or market capitalizations. Credit Suisse Master Hedge Fund Index An asset-weighted hedge fund index that includes only funds, as opposed to separate accounts. The index uses the Credit Suisse Hedge Fund Database, which tracks approximately 8,000 funds and consists only of funds with a minimum of US$50 million under management, a 12-month track record and audited financial statements. CPI, or Consumer Price Index A widely used measure of inflation at the consumer level that helps to evaluate changes in cost of living. GOLDLNPM Index An index that tracks the performance of gold. Global Financial Crisis The economic crisis that occurred from 2007-2009 that is generally considered biggest economic challenge since the Great Depression of the 1930s. The GFC was triggered largely by the sub-prime mortgage crisis, which led to the collapse of systemically vital US investment banks such as Lehman Brothers. The crisis began with the collapse of two Bear Stearns hedge funds in June 2007, and the stabilization period began in late 2008 and continued until the end of 2009.

LBMA Gold Price The LBMA Gold Price is determined twice each business day—I 0:30 a.m. London time (i.e., the LBMA Gold Price AM) and 3:00 p.m. London time (i.e., the LBMA Gold Price PM) by the participants in a physically settled, electronic and tradable auction. MSCI ACWI Index, or MSCI All Country World Index A free-float weighted global equity index that includes companies in 23 emerging market countries and 23 developed market countries and is designed to be a proxy for most of the investable equities universe around the world. MSCI Asia PAC ex Japan Captures large and mid cap equities in 10 countries across the Asian region, not including Japan. MSCI Emerging Markets Index The MSCI Emerging Markets Index captures large and mid cap representation across 23 emerging markets countries. With 834 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country. MSCI Emerging Markets Latin America Index Captures large and mid cap representation across 5 countries in Latin America. MSCI Europe A benchmark capturing large- and mid-cap representation across 15 developed market countries in Europe. MSCI Japan A benchmark designed to measure the performance of the large- and mid-cap segments of the Japanese equity market. S&P 500 Index The SSP 500, or the Standard & Poor’s 500, is an index based on the market capitalizations of 500 large companies having common stock listed on the NYSE or NASDAQ. The S&P 500 index components and their weightings are determined by S&P Dow Jones Indices. View More Information About Our Firm: FINRA’s BrokerCheck Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 1-866- 787-2257 or visit www.spdrs.com. Read it carefully before investing. This material is for your private information. The views expressed are the views of State Street or the author and are subject to change based on market and other conditions. The opinions expressed may differ from those with different investment philosophies. The information provided does not constitute investment advice and it should not be relied on as such. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon. This material is for informational purposes only and does not constitute investment or tax advice and it should not be relied on as such. It should not be considered a solicitation to buy or an offer to sell a security. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon. There is no representation or warranty as to the current accuracy of, nor liability for, decisions based on such information. Circular 230 Disclosure: This communication is not a covered opinion as defined by Circular 230 and is not intended or written to be used, and cannot be used, or relied on, by the taxpayer, for the purpose of avoiding federal tax. This communication was written to support the promotion or marketing of the

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GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent. Investing involves risk, and you could lose money on an investment in GLD. The GLD prospectus is available by clicking here. For more information, please contact the Marketing Agent for GLD: State Street Global Advisors Funds Distributors, 11G. One Lincoln Street, Boston, MA, 02111; T: 1466-320-4053 www. spdrgoldshares.com. THIS SITE IS INTENDED FOR U.S. INVESTORS ONLY. No Offer/Local Restrictions Nothing contained in or on the Site should be construed as a solicitation of an offer to buy or offer, or recommendation, to acquire or dispose of any security, commodity, investment or to engage in any other transaction. SSGA Intermediary Business offers a number of products and services designed specifically for various categories of investors. Not all products will be available to all investors. The information provided on the Site is not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use would be contrary to law or regulation. All persons and entities accessing the Site do so on their own initiative and are responsible for compliance with applicable local laws and regulations. The Site is not directed to any person in any jurisdiction where the publication or availability of the Site is prohibited, by reason of that person’s nationality, residence or otherwise. Persons under these restrictions must not access the Site. Not FDIC Insured * No Bank Guarantee * May Lose Value © 2017 State Street Corporation All Rights Reserved. SSM-0597 Exp. Date: 1113012018 STATE STREET GLOBAL ADVISORS SPDR

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